Exhibit 99.58

GREENBROOK TMS TO HOST INVESTOR WEBCAST ON FEBRUARY 11, 2020

February 4, 2020 – Toronto, ON – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) is pleased to announce that it will host a webcast investor presentation on Tuesday, February 11, 2020 at 11:00 AM ET.

During the webcast, Bill Leonard, Chief Executive Officer, will provide an introductory presentation through a PowerPoint discussion that will cover key areas of Greenbrook’s business. During parts of the presentation, investors will have an opportunity to ask relevant questions through an interactive Q&A portal.

To listen to the webcast or to ask questions during the live event, please pre-register at the following link:

https://event.webcasts.com/starthere.jsp?ei=1280240&tp_key=05ff63f0e1.

An archived version of the webcast and presentation will be available on the Company’s website, https://www.greenbrooktms.com/investors/events.htm following the event.

About Greenbrook TMS Inc.

Operating through 119 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. We expect that TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 320,000 TMS treatments to over 9,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867